

OFFERING MEMORANDUM

facilitated by



Glove City Brewing Company

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Glove City Brewing Company
State of Organization	NY
Date of Formation	09/01/2021
Entity Type	Limited Liability Company
Street Address	121 Skunk Hollow Rd, Gloversville NY, 12078
Website Address	www.glovecitybrewing.com

(B) Directors and Officers of the Company

Key Person		Edward Sturgess Jr
Position with the Company		
	Title	Owner & CEO
	First Year	0
Other business experience (last three years)		DIRECTOR, TRAINING, QUALITY & OPERATIONS Lippert Inc.- South Bend, In (remote) August 2021 to Present • Provides customer service leadership with regard to all facets of operations analysis, performance management, and time entry • Work within a voice of the customer structure to interpret and action team

member and customer feedback for improvement

• Develops service policies, programs, and systems to support strategic direction

• Partners with interdepartmental and field leaders to forecast, appraise, and report operating results in terms of performance against plan

• Define trend setting performance metrics and drive team to meet those metrics

• Monitors the expense process; establishes budgets and constraints to assure expense goals are met

• Responsible for creating and facilitating all company onboarding programs

• Launched, customized and maintain CRM.

• Responsible for writing and delivering product webinars for distribution partners and value-added resellers

• Facilitate weekly team strategy meeting to reinforce best practices

• Plan and facilitate all company team training meetings teaching and reinforcing consultative selling behavior

• Build product messaging guides to ensure consistent sales message

• Present products at trade shows and customer events, leading end users to purchase through the channel

• Collaborate with the Marketing team to sync messages with sales strategy

• Supervised management teams in setting up goals and objectives to meet the business and productivity demands.

• Created, implemented, and managed basic operating procedures and

3

processes.

• Managed and educated other teams to optimize and maximize quality and effectiveness in a fast-paced, high-pressure environment.

• Re-established the existing organizational procedures and policies to increase sales by 25% and revenue by 55%.

MANAGER, CUSTOMER SERVICE

Charter Communications-Spectrum Mobile - Schenectady, NY

March 2010 to Present

• Managed call center through the purchase of Time Warner Cable by Charter Communications

• Managed through change in the LOB from a Billing Call Center to a Mobile LOB• Created an inbound queue responsible for processing returns and exchanges

• Directly responsible for over 80 projects created and completed within our CC

• Provide regular reporting of key performance indicators to the SR Director of Call Center Operations

• Responsible for continued improvement surrounding in-center and out of office shrinkage

• Directly involved in tracking and improving call center attrition down to the supervisor level

• Managed corporate escalations with set perimeters to meet SLA's guidelines

• Responsible for the decimation of escalations amongst a select number of leaders tasked with addressing all corporate inquires

• Collaborated with Office of the President, Public Service Commission, and Better Business Bureau to effectively and responsibly resolve heightened customer inquiries

• Responsible for hiring and development of Supervisors, Leads and Customer Support Reps

• Plan and implement process improvement initiatives for customer support, cost reduction, customer satisfaction, and transitional selling

• Ensure all call center operational tools are effective on an ongoing basis, including desktop configurations, call routing/handling, CSG (ACSR) access, etc

• Ensure all Supervisors and Call Center Reps are trained on an ongoing basis

• Responsible for 250 direct reports, 17 of which are Supervisors, remaining are agents

• Utilize and monitor adherence to workforce management recommendations regarding weekly staffing• Conduct regular performance reviews for Supervisors and ensure completion of performance reviews for all Customer Support Reps

• Developed the Call Flow Approach (CFA), which is now widely utilized throughout Albany and the Northeast

•

FOUNDER

Jobility.com- Universal Opportunities LLC - Johnstown, NY

January 2010 to July 2014

• Experience writing business plans

• Actively participated on a board of

directors

• Earned a 400k investment based on experience and business plan.

• Experience dealing with applicants actively searching for employment.

• Experience working with recruiting tools such as assessments and other recruiting tools.

• Experience holding seminars with college student's (roughly 50 students)

• Actively worked with experienced staffing companies

• Promote diverse and effective methods of hiring (including new ideas and technologies)

• Continuously looking for ways to cut recruiting costs while maintaining efficiency

ROUTE SALES & SERVICE REP

Robison and Smith - Johnstown, NY

November 2008 to March 2010

• Service numerous customers on a weekly basis, dealing with any issues that may arise

• Sales, opening new accounts, adding revenue, and maintaining a customer friendly relationship

• Deliver cleaned and pressed linens to a variety of business practicing superior customer service on a daily basis

• Handle the exchange of money on cash accounts and delayed orders

• Maintain records of inventory and customer needs

• Moving and handling 100-300 pounds carts

• Before leaving Robison and Smith, I was offered a management position, but due to scheduling and my schooling I was unable to accept the position

NYS OCFS Tryon Limited Secure - Johnstown, NY

2006 to 2008

• Planned and organized daily programs for youth

• Directly supervised 24 residents.

• Responsible for daily reports.

• Completed daily logs

• Organized movement through facility

EDUCATION

BACHELOR'S DEGREE IN BUSINESS MANAGEMENT AND ECONOMICS IN BUSINESS MANAGEMENT AND ECONOMICS

State University of New York - Saratoga, NY August 2013

ASSOCIATE IN OCCUPATIONAL STUDIES IN INFORMATION TECHNOLOGY-COMPUTER NETWORK SYSTEMS

ITT Technical Institute - Albany, NY December 2010

SKILLS

• Customer Service

• Customer Care

• Call Center

• Workforce Management

• Process Improvement

• Strategic Planning

• Recruiting

• Microsoft SharePoint

- Performance Management

- Business Analysis

- Change Management (7 years)

- Excel (5 years)

- Performance Management (10+ years)

- Coaching (10+ years)

- Operations Management (7 years)

- Meeting Facilitation (10+ years)

- Leadership Development (10+ years)

ASSESSMENTS

MANAGEMENT & LEADERSHIP SKILLS: IMPACT & INFLUENCE — HIGHLY PROFICIENT

March 2021

Choosing the most effective strategy to inspire and influence others to meet business objectives Full results: Highly Proficient

CUSTOMER SERVICE MANAGER — HIGHLY PROFICIENT

March 2021

Managing customer service representatives and resolving customer issues

Full results: Highly Proficient

Indeed Assessments provides skills tests that are not indicative of a license or certification, or continued development in any professional field.

(C) Each Person Who Owns 20% or More of the Voting Power

8

Name of Holder	% of Voting Power (Prior to Offering)
Edward Sturgess Jr	100%

(D) The Company's Business and Business Plan

The Team

Edward C Sturgess Jr, Co- Owner

•Bachelors in Business Management & Economics

•15 years of business management and leadership

experience, currently a Director of Customer Service

•Experiencing managing 400+ employees for last 10

years

•GESD School Board Member

Sean McAvoy, Consultant – Master Brewer

•15 years management & training experience managing

400+ employees

•5 years of home brewing experience

Edward C Sturgess Sr, Consultant

•Associate Degree in Culinary Arts

•Executive Chef & Business Owner- Sturgess Family

Catering BBQ

•30+ years catering and bar management experience

Richard P Sturgess, Consultant/Investor

Owner of the Campers Corner Store

•15 years catering and bar management experience

•Caroga Lake Town Board Member

Location

The location is in downtown Gloversville. It's home to several large business and is under development by the City of Gloversville. It experiences a significant amount of traffic on a daily basis creating an opportunity to attract customers, and is one of the very few to have it's own large parking lot.

- Picture this: Outdoor View:•Renovated industrial garage with full glass garage doors. The garage will be restored to its former industrial glory•Front left of the building a large Glove City Brewing logo for all to see.•A large lighted sign with the Glove City Brewing logo for all to see while driving•The first half of the parking lot would be reserved for parking, while the second half would be reserved for outdoor eating, games, fire pits and lounging. •Surrounding the parking lot will be a ½ cement ½ metal fence (similar to a Saratoga stlyled fence)•Left side of the building will house a stage for outdoor bands•To the right you will see several refreshed windows and space for Sturgess Family BBQ to host its monthly 10+ community-based fundraisers (bringing traffic from the arterial to downtown main street).
- Indoor View:•Customers will be able to easily see the newly renovated and industrial styled taproom•Two the right, lined up along the windows you will see a full bar that hosts roughly 20 customers•Straight back you will see a 4-barrel brewing system with the ability to brew kegs and cans•The back left corner will house a large walk-in cooler for keg and perishable storage •This location is perfect for future expansion and distribution plans•Floors will be resurfaced cement with drainage while all walls will have the original resurfaced brick•The ceiling will be covered with industrial and rustic type tin roofing to create an old school Gloversville feel•To the left you will see a large room which will host our newly renovated "Sturgess Family Pub Grub Kitchen"

Our Offerings

Our goal is to attract beer enthusiasts throughout the county to our brewery. Over the past 10 years the craft beer industry has grown by 44%, with growth continuing into the decade.

- The Brew: A fresh and rotational menu of craft beer rotated on a weekly basis. On average two –three beers will be released on a weekly basis for pick up and on premises •Our system will produce a total of 16 kegs per week or 992 pints (draft or cans) or 248 4-packs of pint-sized cans (we will mix the output pints vs kegs)•In addition, we will work with the Craft Beer Guild to begin distribution along with local beverage centers in early 2023 •While we will produce our own beer, we will stay current with local brewery "releases" and latest brew trends•Live music and outdoor games will be provided!
- The Grub: The Sturgess Family is widely known for its experience in the restaurant business. Specifically, BBQ, catering, bar styled restaurants and of course the pizza industry. We will offer FRESH pub styled food with a Sturgess Family Twist to each option.
- It's not just beer, it's about the experience and what we do for people:•Each month a portion of proceeds will be donated to local youth organizations and those who support our community. This is something (we) my family takes seriously and can observed demonstrating these acts on a regular basis between the Campers Corner Store and Sturgess Family BBQ. •In addition, this sector of our family food business will be branded "Sturgess Family Pub Grub."

Our Mission

Our mission is to cultivate an inviting & inclusive atmosphere within downtown Gloversville offering high quality, locally brewed craft beer and fresh home-made pub styled food.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$90,000
Offering Deadline	November 26, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$105,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Purchase Property	$84,600	$85,000
Renovation	$0	$13,700
Mainvest Compensation	$5,400	$6,300
TOTAL	$90,000	$105,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS

OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.5 - 4.1%[2]
Payment Deadline	2030-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.2 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.5% and a maximum rate of 4.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$90,000	3.5%
$93,750	3.6%
$97,500	3.8%
$101,250	3.9%
$105,000	4.1%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 2.2x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Edward Sturgess Jr	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Glove City Brewing was established in August, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Glove City Brewing forecasts the following milestones:

- Secure property in Gloversville, NY by 12/2021.

- Hire for the following positions by March, 2022: Bartender, Cook, Waitress

- Achieve $347,122 revenue per year by 2022.

- Achieve $388,776 profit per year by 2023.

Future Debt:

Glove City Brewing company is currently in the process of seeking additional funding through the Fulton County Center for Regional Growth. We are currently seeking funding from them in the form of $175,000 in the form of a loan, with an additional estimate of $250,000 in grants (pending approval).

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$717,221	$788,943	$844,169	$886,377	$912,968
Cost of Goods Sold	$346,798	$381,477	$408,180	$428,588	$441,445
Gross Profit	$370,423	$407,466	$435,989	$457,789	$471,523
EXPENSES					
Utilities	$21,000	$21,525	$22,063	$22,614	$23,179
Insurance	$5,400	$5,535	$5,673	$5,814	$5,959
Repairs & Maintenance	$8,750	$8,968	$9,192	$9,421	$9,656
Legal & Professional Fees	$13,615	$13,955	$14,303	$14,660	$15,026
SBA Loan	$25,000	$25,625	$26,265	$26,921	$27,594
Operating Profit	$296,658	$331,858	$358,493	$378,359	$390,109

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V